                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. __)*

                              CRUISE AMERICA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    228787107
                                 (CUSIP Number)

                                 SANFORD MILLER
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                               BUDGET GROUP, INC.
                           125 BASIN STREET, SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                                 (904) 238-7035
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                                C. WILLIAM BAXLEY
                                 KING & SPALDING
                              191 PEACHTREE STREET
                             ATLANTA, GEORGIA 30303
                                 (404) 572-4600

                                NOVEMBER 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  - 228787107


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BUDGET GROUP, INC.
         59-3227576

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
         N/A                                                          (b) [   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         N/A                                                          [   ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         STATE OF DELAWARE

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         NONE
BENEFICIALLY
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING       1,742,509 SHARES OF COMMON STOCK, $1.00 PAR VALUE PER SHARE*
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 NONE


10       SHARED DISPOSITIVE POWER
         NONE

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,509 SHARES OF COMMON STOCK, $1.00 PAR VALUE PER SHARE

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       [   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.13%

14       TYPE OF REPORTING PERSON
         CO


                            *SEE ITEM 5 OF TEXT BELOW


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                 STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



This Schedule 13D relates to the proposed acquisition by Budget Group, Inc., a Delaware corporation ("Budget"), of all the outstanding stock of Cruise America, Inc., a Florida corporation ("Cruise America"), pursuant to a Plan and Agreement of Merger (the "Merger Agreement"), dated as of November 25, 1997, among Budget, Cruise America and CA Acquisition Corporation, a Florida corporation and a direct or indirect wholly-owned subsidiary of Budget ("Sub"), whereby Sub is to be merged with and into Cruise America (the "Merger"), with the result that Cruise America will become a direct or indirect wholly-owned subsidiary of Budget and each outstanding share of common stock of Cruise America will be entitled to the right to receive 0.28073 of a share of Class A common stock of Budget. A copy of the Merger Agreement is listed herein as Exhibit 1 and incorporated herein by reference.

ITEM 1.             SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Cruise America. The principal executive offices of Cruise America are located at 11 West Hampton Avenue, Mesa, Arizona 85210.


ITEM 2.           IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This statement is being filed by Budget having its principal executive offices at 125 Basin Street, Suite 210, Daytona Beach, Florida 32114. The names, business address and present principal occupations of the directors and executive officers of Budget are set forth at Appendix A which is attached hereto and incorporated herein by reference. All of the directors and officers of Budget are citizens of the United States.

         (d) During the last five years, neither Budget nor, to the best of Budget's knowledge, any of its directors or executive officers listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Budget nor, to the best of Budget's knowledge, any of its directors or executive officers listed on Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Irrevocable Proxy Agreements described in Item 4 were entered into by Salley Smalley DiLucente, Randall S. Smalley, Robert A. Smalley and Robert A. Smalley, Jr. as an inducement to Budget to enter into the Merger Agreement.



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



ITEM 4.           PURPOSE OF TRANSACTION

         As a condition to the execution of the Merger Agreement, Budget entered into Irrevocable Proxy Agreements dated November 25, 1997 (the "Irrevocable Proxy Agreements") with each of Salley Smalley DiLucente, Randall S. Smalley, Robert A. Smalley, Jr. and Robert A. Smalley (the "Holders"), pursuant to which the Holders granted to Budget a proxy to represent and vote the 1,742,509 shares of Common Stock beneficially owned by the Holders and any other shares of Common Stock which the Holders may acquire in the future (the "Shares") in favor of the Merger Agreement and the Merger (including with respect to any procedural matters related thereto) at any meeting or by written action of the shareholders. The Irrevocable Proxy Agreements are effective until the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms. A copy of each of the Irrevocable Proxy Agreements is listed herein as Exhibit 2 through
         Exhibit 5 and is incorporated herein by reference. The Shares represent 30.13% of the outstanding shares of Common Stock as of November 21, 1997.

         During the term of the Irreovcable Proxy Agreements, the Holders agree not to directly or indirectly solicit, initiate or encourage the submission of any Acquisition Proposal (as hereinafter defined). The Holders also agree to (i) advise Budget of the receipt of any Acquisition Proposal, its material terms and the identity of such persons making such proposal and (ii) keep Budget informed of the status and details of any Acquisition Proposal. As used herein, the term "Acquisition Proposal" means any bona fide proposal with respect to a merger, consolidation, share exchange, joint venture, business combination or similar transaction involving Cruise America or any Cruise America subsidiary, or any purchase of all or any significant portion of the assets of Cruise America or any Cruise America subsidiary.

         Pursuant to the Irrevocable Proxy Agreements, the Holders covenant not to acquire or sell, transfer, assign, pledge, encumber or otherwise dispose of the Shares, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, pledge, encumbrance or other disposition of any of the Shares; provided however, that each Holder can sell, transfer, assign or otherwise dispose of no more than 20,000 Shares in the aggregate after the date the Irrevocable Proxy Agreements were executed and prior to the period commencing thirty days before the effective time of the Merger.

         The purpose of the Irrevocable Proxy Agreements is to facilitate Budget's acquisition of Cruise America since the Irrevocable Proxy Agreements assure that the Shares will be voted in favor of the Merger Agreement.

         Upon the effectiveness of the Merger, Sub will be merged with and into Cruise America and Cruise America will become a wholly-owned subsidiary of Budget. Each outstanding share of Cruise America Common Stock will be converted into the right to receive 0.28073 of a share of Class A common stock of Budget.

         If the Merger is completed as planned, Budget expects to cause Cruise America to seek to terminate its registration of its Common Stock under the Securities Exchange Act of 1934, as amended, and to cease the listing of its Common Stock on the American Stock Exchange.

         If the Merger is completed as planned, it is expected that the current directors of Cruise America will resign and Budget will appoint the new board of directors of Cruise America.


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         Other than described above, Budget has no plans or proposals which relate to, or may result in, the matters listed on Items 4(a)-(j) of
         Schedule 13D (although it reserves the right to develop such).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Budget may be deemed to be the beneficial owner of the 1,742,509 Shares which it has the right to vote pursuant to the Irrevocable Proxy Agreements. Based on the number of shares outstanding as of November 21, 1997 (as represented by Cruise America in the Merger Agreement), the aggregate of 1,742,509 Shares would constitute 30.13% of the outstanding shares of Cruise America. Budget disclaims beneficial ownership of all Shares subject to the Irrevocable Proxy Agreements.

                  Except as set forth above, neither Budget nor, to the best of Budget's knowledge, any director or executive officer of Budget listed on Appendix A hereto beneficially own any Shares.

         (b) Budget has sole power to vote the Shares in favor of the Merger Agreement and the Merger (including with respect to any procedural matters related thereto) pursuant to the Irrevocable Proxy Agreements. Budget does not have the power to vote the Shares on other proposals presented to the shareholders of Cruise America, nor does Budget have the power to dispose of the Shares.

         (c)      The Irrevocable Proxy Agreements were executed on November 25,
                  1997.

         (d)      Not applicable.

         (f)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 for a description of the Irrevocable Proxy Agreements which are incorporated herein by reference. See also the introductory language of this Schedule 13D describing the Merger Agreement which is incorporated herein by reference.

         Except as set forth above, to the best of Budget's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other person with respect to any securities of Cruise America, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:

         Exhibit  Description
         -------  -----------

         1        Plan and Agreement of Merger among Budget Group, Inc., CA
                  Acquisition Corporation and Cruise America, Inc. dated as of
                  November 25, 1997.

         2        Irrevocable Proxy Agreement between Budget Group, Inc. and
                  Sally Smalley DiLucente dated as of November 25, 1997.





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



         3        Irrevocable Proxy Agreement between Budget Group, Inc. and
                  Randall S. Smalley dated as of November 25, 1997.

         4        Irrevocable Proxy Agreement between Budget Group, Inc. and
                  Robert A. Smalley dated as of November 25, 1997.

         5        Irrevocable Proxy Agreement between Budget Group, Inc. and
                  Robert A. Smalley, Jr. dated as of November 25, 1997.


















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





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BUDGET GROUP, INC.


                                   By:    /s/ Robert L. Aprati
                                          ------------------------------
                                          Robert L. Aprati
                                          Executive Vice President and
                                          General Counsel


Date: December 5, 1997




















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



                                   APPENDIX A

         The following individuals are executive officers or directors of Budget. Each individual is a citizen of the United States.

         Reporting           Title of
         Person              Reporting Person             Address
         ---------           ----------------             -------
         Sanford Miller      Chairman of the Board,       125 Basin Street,
                             Chief Executive Officer      Suite 210
                             and Director                 Daytona Beach,
                                                          Florida 32114


         John Kennedy        Vice Chairman and Director   18 King's Highway,
                                                          Westport, Connecticut
                                                          06880

         Jeffery Congdon     Vice Chairman and Director   2445 Directors Row,
                                                          Suite K,
                                                          Indianapolis, Indiana
                                                          46241

         Michael Clauer      Chief Financial Officer      4225 Naperville Road,
                                                          Lisle, Illinois 60532

         Thomas Kram         Vice President and           4225 Naperville Road,
                             Controllor                   Lisle, Illinois 60532

         Robert L. Aprati    Executive Vice President     4225 Naperville Road,
                             and General Counsel          Lisle, Illinois 60532

         Scott R. White      Executive Vice President,    4225 Naperville Road,
                             Corporate Development        Lisle, Illinois 60532


         Steve Worthey       Treasurer                    4225 Naperville Road,
                                                          Lisle, Illinois 60532

         Ronald D. Agronin   Director                     United Container
                                                          Machinery, Inc., 5200
                                                          Glen Arm Road, Glen
                                                          Arm, Maryland 21057

         Stephen L. Weber    Director                     San Diego State
                                                          Universtiy, Office of
                                                          the President,
                                                          Centennial Hall
                                                          #3340, 5500 Campanile
                                                          Drive,
                                                          San Diego, California
                                                          92182

         Jeffery Mirkin      Director                     BRAC of Southern
                                                          California, 140 S.
                                                          Doheny Drive,
                                                          Beverly Hills,
                                                          California 90211

         Alan Liker          Director                     BRAC of Southern
                                                          California, 140 S.
                                                          Doheny Drive,
                                                          Beverly Hills,
                                                          California 90211


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         James F. Calvano    Director                     MoneyGram Payment
                                                          Systems, Inc., Park
                                                          Eighty West, Plaza
                                                          One - 4th Floor,
                                                          Saddle Brook, New
                                                          Jersey 07663

         Martin P. Gregor    Director                     McDonald & Company,
                                                          8425 Woodfield
                                                          Crossing Boulevard,
                                                          Suite #250,
                                                          Indianpolis, Indiana
                                                          46240


























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                                  EXHIBIT INDEX



               EXHIBIT                      DESCRIPTION

               1              Plan and Agreement of Merger among Budget Group,
                              Inc., CA Acquisition Corporation and Cruise
                              America, Inc. dated as of November 25, 1997.

               2              Irrevocable Proxy Agreement between Budget Group,
                              Inc. and Sally Smalley DiLucente dated as of November 25, 1997.

               3              Irrevocable Proxy Agreement between Budget Group,
                              Inc. and Randall S. Smalley dated as of November
                              25, 1997.

               4              Irrevocable Proxy Agreement between Budget Group,
                              Inc. and Robert A. Smalley dated as of November
                              25, 1997.

               5              Irrevocable Proxy Agreement between Budget Group,
                              Inc. and Robert A. Smalley, Jr. dated as of
                              November 25, 1997.